SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

EWT for Tiro and Sídon gets underway

Rio de Janeiro, March 22, 2010 – Petróleo Brasileiro S.A. - Petrobras announced the beginning of the Extended Well Test (EWT) for the Tiro e Sídon areas, in the Santos Basin, by means of the installation of the semi-submersible SS-11 Atlantic Zephyr platform, which has a capacity to produce 20,000 barrels of oil per day (bpd) and to treat 475,720 cubic meters of gas per day.

The Tiro and Sídon deposits were discovered in July and September 2009, respectively, and are located in exploratory block BM-S-40 (100% Petrobras), in the south area of the Santos Basin, about 210 kilometers off the coast. The deposits are located in shallow waters, in the post-salt region, at a depth of 2100 meters and at some 250 meters from the water line.

The volume of recoverable oil has been estimated at 150 million barrels of oil equivalent. Early results indicate the presence of good quality oil (34o API). The production of the EWT, estimated at 10,000 bpd, will be stored initially in FSO Avaré and then transported to the mainland on shuttle tankers.

The Tiro and Sídon EWT will be carried out in two stages: (i) production in well 1-SPS-56, in the Tiro accumulation, for a period of 12 months; (ii) testing at well 1-SPS-57, in the Sídon area, for an equal period.

Exploratory activities in the region still includes the drilling of the well SCS-13, located east of Tyre and Sidon, at block BM-S-12, over the second quarter of 2010. Drilling activity already performed in this well indicated the presence of hydrocarbons and potential in the pre-salt area, which is the objective of this new drilling. The results are expected for the second half.

Regarding the EWT of Tiro and Sidon, the results of the test, added to the evaluation of nearby fields, such as Cavalo Marinho, Caravela, and Estrela do Mar, will be important to define both the future development of the discoveries made in the Southern Pole of the Santos Basin and the feasibility of installing an integrated production system in the region.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.